UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)1

Harvard Bioscience, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PER SHARE PAR VALUE
(Title of Class of Securities)

416906 10 5
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416906 10 5

1.	Names of Reporting Persons:		David Green

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:		United Kingdom

Number of	5.	Sole Voting Power:	2,445,898
Shares
Beneficially	6.	Shared Voting Power:	N/A
Owned
by Each	7.	Sole Dispositive Power:	2,445,898
Reporting
Person With:	8.	Shared Dispositive Power:	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,445,898

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (9): 7.26%

12.	Type of Reporting Person (See Instructions): IN

ITEM 1.

(a) - Name of Issuer: Harvard Bioscience, Inc.
(b) - Address of Issuer's Principal Executive Offices: 84 October Hill Road, Holliston, Massachusetts 01746

ITEM 2.

(a) - Name of Person Filing: David Green (the “Reporting Person”)
(b) – Address of Principal Business Office or, if none, Residence: 84 October Hill Road, Suite 11, Holliston, Massachusetts 01746
(c) - Citizenship: United Kingdom
(d) - Title of class of securities: Common Stock, par value $0.01 per share
(e) - CUSIP No.: 416906 10 5

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership*

(a) Amount beneficially owned: 2,445,898
(b) Percent of class: 7.26%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,445,898
(ii) Shared power to vote to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 2,445,898
(iv) Shared power to dispose or to direct the disposition of: None

*
The percent of class is based on 32,419,655 shares of common stock outstanding as of October 31, 2014, as reported by Harvard Bioscience, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014, plus the amounts described in clause (b) and (c) below.  Includes (a) 1,154,336 shares of common stock beneficially owned by the Reporting Person on December 31, 2014, (b) 1,251,663 shares issuable to the Reporting Person with respect to options exercisable within sixty (60) days after December 31, 2014; and (c) 39,899 shares issuable to the reporting person within sixty (60) days after December 31, 2014 pertaining to portions of outstanding restricted stock units that vest on January 1, 2014 (net of tax withholdings).

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2015

/s/ David Green
Signature

David Green
Name/Title